Item 77C
Series 2 - Eaton Vance Greater India Fund


Special Meeting of Shareholders


The Fund held a Special Meeting of Shareholders on Thursday,
November 17, 2016 and adjourned until Friday, December 16, 2016 for the following purposes: (1) to approve an investment sub-advisory agreement between Boston Management and Research (BMR) and Greater
India Portfolio (the Portfolio); (2) to approve a change in the diversification status of the Fund from a diversified fund to a non-diversified fund, as such terms are defined under the Investment Company Act of 1940, as amended (1940 Act); (3) to approve a change in the diversification status of the Portfolio from a diversified fund to a non-diversified fund, as such terms are defined under the 1940 Act; (4) to approve an Investment Advisory Agreement between BMR and Eaton Vance Special Investment Trust (the Trust) on behalf of the Fund, pursuant to which BMR will serve as investment adviser to the Fund; and (5) to approve an Investment Sub-Advisory Agreement between BMR and GSAMI, pursuant to which GSAMI will serve as investment sub-adviser to the Fund. The shareholder meeting results are as follows:


			Number of Shares(1)
		For		Against		Abstain(2)	Uninstructed(2)
Proposal One 	3,212,577 	209,555 	176,194 	769,370
Proposal Two 	3,144,919 	267,207 	186,201 	769,370
Proposal Three 	3,143,389 	267,539 	187,398 	769,370
Proposal Four 	3,229,822 	185,104 	183,401 	769,370
Proposal Five 	3,200,320 	203,382 	194,627 	769,370


Each proposal was also approved for Greater India Portfolio.

(1) Excludes fractional shares.
(2) Uninstructed shares (i.e., proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owner or other person entitled to vote shares on a particular matter with respect to which the brokers or nominees do not have discretionary power) were treated as shares that were present at the meeting for purposes of establishing a quorum, but had the effect of a vote against the Proposals. Uninstructed shares are sometimes referred to as broker non-votes. Abstentions were also treated in this manner.